EXHIBIT 99.1

New Found Gold Announces Results of Annual General and Special Meeting; Adds Experienced Mining Executive to Board; Restart of Exploration Activities at Queensway Gold Project

Vancouver, BC, August 20, 2025 - New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to welcome Tamara Brown to its board of directors (the “Board”). Following the Annual General and Special Meeting of the shareholders of New Found Gold (the “Shareholders”) held in Vancouver, BC, on August 20, 2025 (the “Meeting”), the Board now comprises Paul Huet, Keith Boyle, William Hayden, Vijay Mehta, Melissa Render, Chad Williams and Tamara Brown.

At the Meeting, disinterested Shareholders voted in favour of an ordinary resolution to approve the creation of Mr. Eric Sprott as a new “Control Person” (as defined by the policies of the TSX Venture Exchange (the “TSXV”)). It is anticipated that Mr. Sprott will become a new Control Person upon closing of the previously announced non-brokered private placement of up to 12,269,939 common shares (the “Common Shares”) at a price of C$1.63 per Common Share for gross proceeds of approximately C$20 million (the “Private Placement”). The Private Placement is anticipated to close by August 27, 2025, subject to final approval of the TSXV and authorization of the NYSE American LLC (the “NYSE American”).

In addition, resolutions regarding the following matters were passed by the requisite majority at the Meeting:

•	fixing the number of directors at seven;
•	appointing KPMG LLP, Chartered Professional Accountants, as auditor of the Company at a remuneration to be fixed by the Board;
•	approving the amendment of “10% rolling” stock option plan of the Company; and
•	approving the “5% rolling” share unit plan of the Company.

The Meeting did not consider any matters that were not presented in the management information circular, dated July 8, 2025, that was filed in connection with the Meeting.

Paul Huet, Chairman of New Found, stated “On behalf of the Board of Directors, I would like to welcome Tamara to New Found Gold. With her extensive capital markets experience and depth of knowledge of the mining industry as both a mining executive and a professional engineer, Tamara’s addition to the Board continues to strengthen the team and the Company as a whole.”

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Resumption of Heavy Equipment Exploration Activities

As a result of a reduction of the Fire Weather Index in the area of the Company’s 100% owned Queensway Gold Project (“Queensway”), Newfoundland and Labrador, Canada, exploration activities involving the use of heavy equipment in or near forested areas, including, drilling, mulching and excavating, have restarted at Queensway. These activities had previously been suspended as a precaution against regional forest fire risks (see the New Found Gold news release dated August 13, 2025).

Keith Boyle, Chief Executive Officer, stated: "The Fire Weather Index across Newfoundland has been reduced to acceptable levels. With weather conditions favourable and the Fire Weather Index within operational limits, exploration activities will resume immediately. The Company will continue to monitor the situation and implement additional measures to mitigate forest fire risks. The New Found Gold team once again extends its thanks to the firefighters for their hard work in maintaining community safety."

About New Found Gold Corp.

New Found Gold holds a 100% interest in Queensway, located in Newfoundland and Labrador, Canada, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial mineral resource estimate (“MRE”) and preliminary economic assessment (“PEA”) at Queensway (see New Found Gold news release dated March 24, 2025 and July 21, 2025).

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,450 ha project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes a 19% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statement Cautions

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating the Private Placement, including the timing of closing thereof, if at all; and the approval by the TSXV and authorization of the NYSE American of the Private Placement. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward- looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward- looking statements include risks associated with the Company’s receiving all the approvals necessary for completion of the Private Placement and the timing of such approvals. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.